Exhibit 99.1

FOR RELEASE

Unitil Reports Year-End Earnings

HAMPTON, N.H., FEBRUARY 1, 2022 — Unitil Corporation (NYSE: UTL) (unitil.com) today announced Net Income of $36.1 million, or $2.35 in Earnings Per Share (EPS), for the year ended December 31, 2021, an increase of $3.9 million in Net Income, or $0.20 in EPS, compared to 2020.The Company’s Electric and Gas GAAP Gross Margins were $71.5 million and $100.5 million, respectively, for 2021. Weighted average common shares outstanding for the year-ended December 31, 2021 of approximately 15.4 million reflect the issuance of 920,000 common shares during the third quarter of 2021.

“We are pleased with our strong financial results in 2021 as EPS increased by more than 9% year-over-year, reflecting the Company’s continued focus on operating excellence and strategy execution,” said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “Heading into 2022, the Company is well-positioned to deliver sustainable long-term value and exceptional customer service as we execute on our strategic priorities, regulatory initiatives, and environmental, social, and governance objectives.”

Electric GAAP Gross Margin was $71.5 million in 2021, an increase of $2.4 million compared to 2020. The increase was driven by higher rates and customer growth of $4.5 million, partially offset by higher depreciation and amortization expense of $2.1 million.

Electric Adjusted Gross Margin (a non-GAAP financial measure) was $97.4 million in 2021, an increase of $4.5 million compared with 2020. The increase was driven by higher rates and customer growth of $4.5 million.

Electric kilowatt-hour (kWh) sales increased 2.2% in 2021 compared to 2020. Sales to Residential customers increased 0.5% and sales to Commercial and Industrial (C&I) customers increased 3.5% in 2021 compared to 2020. The increase in sales to Residential customers

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

principally reflects positive customer growth. The increase in sales to C&I customers reflects customer growth and increased usage due to improving economic conditions. As of December 31, 2021, the number of electric customers served increased by approximately 600 over the previous year.

Gas GAAP Gross Margin was $100.5 million in 2021, an increase of $7.7 million compared to 2020. The increase was driven by higher rates and customer growth of $9.4 million, and $1.1 million from the favorable effect of colder weather during the peak heating season in 2021, which the Company defines as the months of January – April, and November – December, partially offset by higher depreciation and amortization of $2.8 million.

Gas Adjusted Gross Margin (a non-GAAP financial measure) was $133.1 million in 2021, an increase of $10.5 million compared to 2020. The increase was driven by higher rates and customer growth of $9.4, million and $1.1 million from the favorable effect of colder weather during the peak heating season in 2021.

Gas therm sales increased 3.3% in 2021 compared to 2020. Sales to Residential customers decreased 0.7% and sales to C&I customers increased 4.4% in 2021 compared to 2020. The overall increase in gas therm sales reflects customer growth and colder weather in the peak heating season. As of December 31, 2021, the number of gas customers served increased by approximately 1,000, including seasonal accounts, over the previous year. Based on weather data collected in the Company’s gas service areas, on average there were 0.4% fewer Effective Degree Days (EDD) in 2021 compared to 2020 and 8.2% fewer EDD compared to normal. However, there were 3.4% more EDD in the peak heating season in 2021 compared to the same period in 2020. The Company estimates that weather-normalized gas therm sales, excluding decoupled sales, were 2.8% higher in 2021 compared to 2020.

Operation and Maintenance (O&M) expenses increased $3.0 million in 2021 compared to 2020, reflecting higher labor costs of $1.6 million and higher utility operating costs of $1.4 million.

Depreciation and Amortization expense increased $5.0 million in 2021 compared to 2020, reflecting additional depreciation associated with higher levels of utility plant in service and higher amortization.

Taxes Other Than Income Taxes increased $0.6 million in 2021 compared to 2020, reflecting higher payroll taxes and higher local property taxes on higher utility plant in service.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Interest Expense, Net increased $1.8 million in 2021 compared to 2020 primarily reflecting higher interest on long-term debt and lower interest income, partially offset by lower rates on lower levels of short-term debt.

Other Expense (Income), Net decreased $0.6 million in 2021 compared to 2020, reflecting lower retirement benefit and other costs.

Federal and State Income Taxes increased $1.3 million in 2021 compared to 2020, reflecting higher pre-tax earnings in the current period.

In 2021, Unitil’s annual common dividend was $1.52 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock. At its January 2022 meeting, the Unitil Corporation Board of Directors declared a quarterly dividend on the Company’s common stock of $0.39 per share, an increase of $0.01 per share on a quarterly basis, resulting in an increase in the effective annualized dividend rate to $1.56 per share from $1.52 per share.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss fourth quarter and full year 2021 results on Tuesday, February 1, 2022, at 10:00 a.m. Eastern Time. This call is being webcast. This call, financial and other statistical information contained in the Company’s presentation on this call, and information required by Regulation G regarding non-GAAP financial measures can be accessed in the Investor Relations section of Unitil’s website, unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering electricity and natural gas in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 107,700 electric customers and 86,600 natural gas customers. For more information about our people, technologies, and community involvement please visit unitil.com.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations.These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: the COVID-19 pandemic, which could adversely affectt the Company’s business, including by disrupting the Company’s employees’ and contractors’ ability to provide ongoing services to the Company, by reducing customer demand for electricity or natural gas, or by reducing the supply of electricity or natural gas; Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy commodity costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; unforeseen or changing circumstances, which could adversely affect the reduction of company-wide direct greenhouse gas emissions; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements except as requied by law.

For more information please contact:

Todd Diggins – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6504	Phone: 603-773-6404

Email: diggins@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Supplemental Information; Non-GAAP Financial Measures

The Company analyzes operating results using Electric and Gas Adjusted Gross Margins, which are non-GAAP financial measures. Electric Adjusted Gross Margin is calculated as Total Electric Operating Revenue less Cost of Electric Sales. Gas Adjusted Gross Margin is calculated as Total Gas Operating Revenues less Cost of Gas Sales. The Company’s management believes Electric and Gas Adjusted Gross Margins provide useful information to investors regarding profitability. Also, the Company’s management believes Electric and Gas Adjusted Gross Margins are important measures to analyze revenue from the Company’s ongoing operations because the approved cost of electric and gas sales are tracked, reconciled and passed through directly to customers in electric and gas tariff rates, resulting in an equal and offsetting amount reflected in Total Electric and Gas Operating Revenue.

In the following tables the Company has reconciled Electric and Gas Adjusted Gross Margin to GAAP Gross Margin, which we believe to be the most comparable GAAP financial measure. GAAP Gross Margin is calculated as Revenue less Cost of Sales, and Depreciation and Amortization. The Company calculates Electric and Gas Adjusted Gross Margin as Revenue less Cost of Sales. The Company believes excluding Depreciation and Amortization, which are period costs and not related to volumetric sales, is a meaningful measure to inform investors of the Company’s profitability from electric and gas sales in the period.

Twelve Months Ended December 31, 2021 ($ millions)
			Non- Regulated
	Electric	Gas	and Other	Total
Total Operating Revenue	$248.5	$224.8	$—	$473.3
Less: Cost of Sales	(151.1)	(91.7)	—	(242.8)
Less: Depreciation and Amortization	(25.9)	(32.6)	(1.0)	(59.5)

GAAP Gross Margin	71.5	100.5	(1.0)	171.0
Depreciation and Amortization	25.9	32.6	1.0	59.5

Adjusted Gross Margin	$97.4	$133.1	$—	$230.5

Twelve Months Ended December 31, 2020 ($ millions)
			Non- Regulated
	Electric	Gas	and Other	Total
Total Operating Revenue	$227.2	$191.4	$—	$418.6
Less: Cost of Sales	(134.3)	(68.8)	—	(203.1)
Less: Depreciation and Amortization	(23.8)	(29.8)	(0.9)	(54.5)

GAAP Gross Margin	69.1	92.8	(0.9)	161.0
Depreciation and Amortization	23.8	29.8	0.9	54.5

Adjusted Gross Margin	$92.9	$122.6	$—	$215.5

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Selected financial data for 2021 and 2020 is presented in the following table:

Unitil Corporation - Condensed Consolidated Financial Data
(Millions, except Per Share data) (Unaudited)
	Twelve Months Ended December 31,
	2021	2020	Change
Electric kWh Sales:
Residential	694.2	690.6	0.5%
Commercial/Industrial	936.8	905.3	3.5%

Total Electric kWh Sales	1,631.0	1,595.9	2.2%

Gas Therm Sales:
Residential	44.4	44.7	(0.7%)
Commercial/Industrial	177.5	170.1	4.4%

Total Gas Therm Sales	221.9	214.8	3.3%

Electric Revenues	$248.5	$227.2	$21.3
Cost of Electric Sales	151.1	134.3	16.8

Electric Adjusted Gross Margin (a non-GAAP financial measure1):	97.4	92.9	4.5

Gas Revenues	224.8	191.4	33.4
Cost of Gas Sales	91.7	68.8	22.9

Gas Adjusted Gross Margin (a non-GAAP financial measure1):	133.1	122.6	10.5

Total Adjusted Gross Margin: (a non-GAAP financial meaure1):	230.5	215.5	15.0

Operation & Maintenance Expenses	68.7	65.7	3.0
Depreciation & Amortization	59.5	54.5	5.0
Taxes Other Than Income Taxes	24.5	23.9	0.6
Other Expense (Income), Net	4.6	5.2	(0.6)
Interest Expense, Net	25.6	23.8	1.8

Income Before Income Taxes	47.6	42.4	5.2
Provision for Income Taxes	11.5	10.2	1.3

Net Income	$36.1	$32.2	$3.9

Earnings Per Share	$2.35	$2.15	$0.20

[1]

The accompanying Supplemental Information more fully describes the non-GAAP financial measures used in this press release and includes a reconciliation of the non-GAAP financial measures to the financial measures that the Company’s management believes are the most comparable GAAP financial measures. The Supplemental Information also includes a discussion of the changes in the most comparable GAAP financial measures for the periods presented.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com